SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒                                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 001-14624

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABN AMRO WCS HOLDING COMPANY 401(K) SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABN AMRO HOLDING N.V.

GUSTAV MAHLERLAAN 10, 1082 PP AMSTERDAM
THE NETHERLANDS

ABN AMRO WCS Holding Company 401(k) Savings Plan	EIN 13-4190831
Plan #001

Report of Independent Registered Public Accounting Firm

Members of the Committee Administering the ABN AMRO WCS Holding Company 401(k) Savings Plan

We have audited the accompanying statements of assets available for benefits of the ABN AMRO WCS Holding Company 401(k) Savings Plan as of December 31, 2004 and the related statements of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of ABN AMRO WCS Holding Company 401(k) Savings Plan as of December 31, 2003 were audited by other auditors whose report dated June 28, 2004 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2004 and the changes in its assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management.  This supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ VELMA BUTLER & COMPANY, LTD.

Chicago, Illinois
June 29, 2005

ABN AMRO WCS Holding Company 401(k) Savings Plan

Statements of Assets Available for Benefits

	December 31,
	2004	2003
Assets
Investments, at Fair Value:
Money Market Fund	$29,879,570	$36,414,021
Shares of Registered Investment Companies	77,230,888	69,855,673
Participant Loans	3,075,803	3,663,226
Common/Collective Trusts	38,658,436	37,059,700
ABN AMRO Stock Fund	2,665,401	2,033,983
Pending Fund	11,512	8,928
Total Investments	151,521,610	149,035,531

Assets available for benefits	$151,521,610	$149,035,531

See Notes to Financial Statements.

ABN AMRO WCS Holding Company 401(k) Savings Plan

Statement of Changes in Assets Available for Benefits

	December 31,
	2004	2003
Additions
Contributions:
Employer	$5,034,278	$4,942625
Participants	14,360,962	14,066,327
Participant Rollovers	174	1,306,962
Transfer from Other Plans (Net)	(2,201,027)	5,656,213
Investment Income:
Interest and dividends	2,365,716	557,309
Total Additions	19,560,103	26,529,436

Deductions
Benefits Paid to Participants	27,623,936	15,394,628
Administration and Management Fees	116,686	43,352
Total Deductions	27,740,622	15,437,980

Net Realized and Unrealized Appreciation in Fair Value of Investments	10,666,598	25,037,072

Net Increase	2,486,079	36,128,528
Assets Available for Benefits at Beginning of Year	149,035,531	112,907,003
Assets Available for Benefits at End of Year	$151,521,610	$149,035,531

See Notes to Financial Statements.

ABN AMRO WCS Holding Company 401(k) Savings Plan

Notes to Financial Statements

1.  Description of Plan

The following description of the ABN AMRO WCS Holding Company (the Company) 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established April 15, 2001, as a result of the sale by ING Financial Services Corporation of its U.S. domestic investment banking business to the Company. The Plan, formerly known as the ABN AMRO Securities LLC 401(k) Savings Plan, was restated, amended, and renamed effective January 1, 2002.  As of January 1, 2002, the eligible employees of the Plan include all employees of ABN AMRO WCS Holding Company, affiliates and subsidiaries, and employees of Wholesale Client Services Strategic Business Units of the offices of ABN AMRO Bank N.V. located in the United States and the U.S. Virgin Islands (collectively, the Employers), except those that may be covered by a foreign plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility and Contributions:  Participation in the Plan is voluntary. Each employee who was a participant in the former ING Financial Services Corporation 401(k) Plan on April 15, 2001, and who became an employee of the Company on April 16, 2001, was eligible for the Plan. Each other employee is eligible the first of the month following their date of hire.  New participants have 60 days after their Plan entry date to “opt out” of the Plan or are automatically enrolled at the deferral rate of 2% in the money market fund.

Effective July 1, 2002, eligible employees may elect to contribute from 1% to 100% of their pretax eligible salaries, as defined. Prior to July 1, 2002, eligible employees could contribute from 1% to 15% of their pretax eligible salaries.  Company matching contributions are equal to 50% of the employees’ contributions for the first 6% that the employee contributes. The Company may also make a discretionary matching contribution to participants who are employed on the last day of the Plan year. Current law limits participant pretax contributions to $13,000 for the Plan year ended December 31, 2004. Withdrawals of pretax contributions are subject to certain tax law restrictions. The Plan also provides a “rollover” provision for new employees receiving distributions from a qualified plan of a former employer within 60 days.

In December 2003, the Prime Brokerage unit (“Prime Brokerage Unit”) was sold to UBS Securities LLC (“UBS”).  As part of that transaction,  employees of the Prime Brokerage Unit were transferred to UBS or one of its affiliates (“Prime Brokerage Transferred Employee”).  Effective beginning on December 5, 2003, for purposes of the ABN AMRO WCS Holding Company 401(k) Savings Plan (the “Plan”), any Prime Brokerage Transferred Employee who was a Plan Participant on December 5, 2003 ceased active participation in the Plan as of the date such Plan Participant’s employment terminated on account of such transfer to UBS.  The Prime Brokerage Transferred Employees and any other Prime Brokerage Unit employees who terminated employment in connection with the sale of the Prime Brokerage Unit were fully vested in their account balances under the Plan.

On April 1, 2004, the Professional Brokerage unit (“Professional Brokerage Unit”) was sold to Merrill Lynch Professional Clearing Corp. (“Merrill”).  As part of that transaction, employees of the Professional Brokerage Unit were transferred to Merrill or one of its affiliates (“Professional Brokerage Transferred Employee”).  Effective beginning on April 1, 2004, for purposes of the ABN AMRO WCS Holding Company 401(k) Savings Plan (the “Plan”), any Professional Brokerage Transferred Employee who was a Plan Participant on April 1, 2004 ceased active participation in the Plan as of the date such Plan Participant’s employment terminated on account of such transfer to Merrill.  The Professional Brokerage Transferred Employees and any other Professional Brokerage Unit employees who terminated employment in connection with the sale of the Professional Brokerage Unit were fully vested in their account balances under the Plan.

Vesting:  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service.  A participant is 100% vested in the Company contribution portion after two years of credited service.

 Payment of Benefits:  In the event of retirement, termination of employment, death of a participant, or total disability while employed, the participant’s account may be distributed to the participant or beneficiary (in the event of the participant’s death) through the payment of installments over a fixed period of time or in payment of a lump sum.  Also, under certain circumstances, a participant may withdraw a portion or all of certain of the amounts credited to his or her account.  Employees who leave or are terminated before their vesting date forfeit their nonvested balances.

Break in Service:  A participant who terminates employment with the Company after participating in the Plan and is subsequently re-employed by the Company shall be immediately eligible to become a member of the Plan.

Investment Elections:  A participant may elect to direct the employee contributions and Company contributions to any investment fund offered by the Plan in multiples of 1%. Changes in the proportion of contributions and transfers between funds are also permissible, subject to certain restrictions as defined in the Plan.

Participant Withdrawals:  Prior to termination of service, a portion of a participant’s contributions may be withdrawn under financial hardship upon written notice in such form as prescribed by the Benefits Plan Committee. Upon withdrawing from the Plan, participants generally receive a full disbursement of their vested account balances. Any participant who has not attained the age of 59 1/2 may be subject to a 10% penalty and applicable income taxes. Upon termination of employment, a participant shall receive a distribution of the value of his account. The value of any distribution will be determined as of the valuation date coinciding with or immediately following the participant’s termination of employment.

Participant Accounts:  Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) plan earnings, and is charged with an allocation of administrative expenses.  Allocations are based on participant account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participant Loans:  Participants may request a loan from the Plan up to 50% of their vested account balance, to a maximum of $50,000. The minimum loan amount is $1,000. A participant may have two loans outstanding at a time. A maximum of 60 months is allowed for all loan repayments. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator.  Principal and interest is paid ratably through monthly payroll deductions.

Plan Termination:  Although it has not expressed any intent to do so, the Plan may be terminated, partially terminated, or contributions under the Plan may be partially or completely terminated at any time by the Board of Directors of the Company, subject to the provisions of ERISA. In the event of such termination of the Plan, the assets remaining shall be distributed to participants, former participants and beneficiaries in proportion to their respective account balance at the date of termination.

2.  Summary of Significant Accounting Policies

Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Valuation of Investments:  The Plan’s investments are stated at fair value.  The shares of registered investment companies are valued at quoted market prices, which represent the asset value of shares held by the Plan at year-end.  The common collective trusts are valued at quoted redemption value.  The participant loans are valued at their outstanding balances, which approximate fair value.  The fair value of the ABN AMRO Stock Fund is based on the quoted market price.  The fair value of the money market fund approximates the outstanding balance.

Investment Income Recognition:  Purchases and sales of securities and fund units are recorded on a trade-date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Forfeited Accounts:  At December 31, 2004, forfeited nonvested accounts totaled $60,408 (net of amount applied against employer contributions).  These accounts are used to reduce future employer contributions. During 2004, $2,384 was applied against employer contributions.

3.  Investments

Appreciation in the fair value of the Plan’s investments (including investments bought, sold, as well as held during the year) is as follows:

	2004		2003
	Appreciation in Fair Value During Year	Fair Value at End of Year	Appreciation in Fair Value During Year	Fair Value at End of Year
Fair Value as Determined by Quoted Market Price:
Shares of Registered Investment Companies*	$8,306,417	$77,230,888	$17,402,810	$69,855,673
ABN AMRO Stock Fund*	631,418	2,665,401	556,777	2,033,983
Sub Total	8,937,835	79,896,289	17,959,587	71,889,656

Fair Value as Determined by Quoted Redemption Value:
Common / Collective Trusts*	1,728,763	38,658,436	7,077,485	37,059,700
Sub Total	1,728,763	38,658,436	7,077,485	37,059,700

Fair Value Approximates Outstanding Balance:
Money Market Fund*	—	29,879,570	—	36,414,021
Loans to Participants	—	3,075,803	—	3,663,226
Pending Fund	—	11,512	—	8,928
Sub Total	—	32,966,885	—	40,086,175

Total	$10,666,598	$151,521,610	$25,037,072	$149,035,531

*Indicates a party in interest to the Plan

The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows:

	December 31 2004	2003

Harbor Capital Fund	$16,220,430	$15,967,915
Royce Micro Cap	8,163,231	—
Putnam Growth & Income Fund*	10,142,605	10,477,509
Putnam Money Market Fund*	29,879,570	36,414,021
Putnam S&P 500 Index Fund*	32,830,516	$30,848,446
Putnam International Growth Fund*	7,731,242	—

*Indicates a party in interest to the Plan

4.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 5, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Shares/ Units	Current Value

Putnam Money Market Fund*	$29,879,570	$29,879,570

Shares of Registered Investment Companies:
ABN AMRO Real Estate Fund*	344,265	5,239,715
ABN AMRO Veredus Aggressive Growth*	163,649	3,084,502
Harbor Capital	565,763	16,220,430
MSIF Emerging	306,111	5,849,789
MSIF Trust Balanced	617,346	7,081,314
PIMCO Total Return High Yield	392,617	3,914,387
Putnam Growth & Income Fund*	522,815	10,142,605
Putnam Growth Opportunities Fund*	354,708	4,614,751
Putnam International Growth Fund*	326,488	7,731,242
Royce Micro Cap	519,620	8,163,231
Van Kampen Aggressive Growth	259,076	3,676,285
Lord Abbett Affiliated Fund	39,839	588,959
American Funds EuroPacific Growth Fund R4	20,268	720,079
Montag and Caldwell Growth Fund	8,570	203,599
Participant Loans	Varying rates originated at Prime + 2% and varying maturities	3,075,803

Common / Collective Trusts:
Putnam Bond Index*	415,094	5,827,919
Putnam S&P 500 Index Fund*	1,068,349	32,830,516

ABN AMRO Stock Fund*	100,189	2,665,401

Pending Fund	—	11,512

Total		$151,521,610

* Indicates a party in interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the ABN AMRO WCS Holding Company 401(K) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABN AMRO WCS HOLDING COMPANY 401(K) SAVINGS PLAN

DATE: June 29, 2005	By:	/s/ Richard Mancinelli
Name: Richard Mancinelli
Title: Director, Human Resources

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Velma Butler & Company, Ltd.